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                                                                    Exhibit 99.1

TRANSTEL S.A. MISSES INTEREST PAYMENT ON SENIOR NOTES

     Cali, Colombia, December 4, 2000 - TRANSTEL S.A. today announced that it has missed a scheduled interest payment of $9.375 million on its 12 1/2% Senior Notes due 2007, with a principal amount of $150 million. The payment was due on November 1, 2000, and the 30-day grace period expired on December 1, 2000. Penalty interest began accruing at an additional 2% on the overdue installment of interest on November 1, 2000.

     The indenture governing the Senior Notes provides that the indenture trustee or the holders of at least 25% in principal amount of the Senior Notes may accelerate the Senior Notes. Transtel is not aware of any action by either the indenture trustee or the noteholders to accelerate the Senior Notes. Transtel has been in contact with certain noteholders regarding possible alternatives. There can be no assurance that such discussions will result in a consensual resolution. Transtel is still endeavoring to secure the funds to make the interest payment.

     Transtel is the largest private telephone company in Colombia, providing telephone services to both business and residential subscribers. Transtel currently owns and operates local telephone systems serving eight cities, with an aggregate population of approximately 3.1 million people, primarily located in the southwestern region of Colombia.

Contacts:
Guillermo Lopez
Transtel S.A. International
(011 572) 680-8801

Kelly Keisling
Golin/Harris International
(212) 697-9191